 Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: July 26, 2021

On July 2, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview at the Life Science Intelligence 2021 Conference with Joe Mullings, the Founder, Chairman and CEO of The Mullings Group. A copy of the transcript of the interview is set forth below:

<<Joe Mullings, Interviewer>>

So Adam, it’s good to have you here at the LSI Conference.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much for having me on this.

<<Joe Mullings, Interviewer>>

Yeah. You’ve had an eventful, well, last couple of years, but the last few months, take us through this incredibly successful run.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. It’s been incredible. I mean, we’re so excited to be partnering with D8 Holdings and the team there. They have so much background and expertise and between public markets, robotics, medical devices and also frankly, when we look toward expansion into the Asian markets for our device, they’re going to be incredibly important with their connections.

<<Joe Mullings, Interviewer>>

So unwind what happened? So we’re in SPAC, right. We had this unbelievably great technology with Vicarious. And if you could, for the audience share what Vicarious is focusing on. And then you got pulled into this SPAC and now the valuations, the opportunity, the free cashflow to take the organization where you’ve always had the vision.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, exactly. I think it makes sense before I even dive into what we’re doing to talk a little bit about some of the background that led us to where we are today, right? Is this something that you obviously know and I think most people probably know. Surgery started with open surgery, you make this huge incision in the patient, literally open up the patient and you can operate with your own hands, you see with your own eyes. But unfortunately most of the injury to the patient actually comes from that incision, not from the procedure done on the organs inside of the body. So that’s what minimally invasive surgery is all about. The first generation of surgical robotics. The idea that you can essentially make three to five small incisions and pivot across the abdominal wall to perform procedures, but it really transfers a lot of the complications from the patient to the surgeon and to the hospital, because all of a sudden they have to design a robot for every procedure.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

And that is always fundamentally going to be true, anytime you have multi incision surgical robots. Anytime that you’re pivoting about the abdominal wall to generate the motion, the robotics kinematics, the motion profile will depend on where the surgeon puts those incisions and where they want to operate. So there also been some single port attempts to help resolve some of this. The idea that if you put everything through one incision, you get past the abdominal wall. And it’s a great idea and one that we leverage. But at the same time, everything in single port robotics to date has been built on flexible robotic technology. They’re both too big, in that the incision sizes are 25mm and greater, and they’re too small. And that inside the body, they have a tiny little operating area, very low force capability and very limited motion.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So we really spent, I mean, you’ve been working with us for a long time. We’ve spent the last seven years just redefining and reinventing the way the robotic actuators work. So that the motion is what we call decoupled. That there’s no connection between each of the joints. And that’s really what enables us to put nine degrees of freedom inside the abdomen, the surgeons; wrists, elbows, and shoulders, so that they’re not stuck operating in a tiny little area forward, but they can literally turn right, turn to the left, reach up, down, and they can actually even have beyond what I can do. They can reach all the way back and work around the incision site. So it’s a really incredible step forward. Sorry, that was very long-winded.

<<Joe Mullings, Interviewer>>

No, it wasn’t. It was instructional and it allows our viewers to get an idea of what you’re doing. Now, there’s more to than just that nine degrees of freedom as well, right. Isn’t there an imaging component to this?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Oh yeah. So absolutely. So part of the beauty of what we’re doing is we don’t just recreate the surgeon’s torso, but we also recreate their head inside the body. So we have two cameras that are placed at a natural distance apart, creating a really powerful, good, immersive 3D view. And then we have three degrees of freedom. We actually let the surgeon, they can look left and right, up and down, they can even roll their head side to side during the procedure. They can see anywhere in the abdomen. So that plus the robotic capability together, let the surgeon make, they make one 15 millimeter incision, insert all of this through that one incision, and then they can operate anywhere in the abdomen facing in any direction from any incision sector, it’s really an incredible difference.

<<Joe Mullings, Interviewer>>

So soft tissue robot, I believe is the hardest robot to get through to the market, right? We’ve got tons of ortho-robots. It’s a different solution set, where you start to get involved in soft tissue robotics. It’s a very complex area. So have you solved some big problems there?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, so that’s really what those decoupled actuators come down to. So with legacy surgical robots, they have just a wrist on the end of a stick. And with that wrist, with the coupling they have, every joint that you move moves every other joint. So then they use complex software techniques in order to resolve that, and they have solved it in software, but it doesn’t prevent this exponential build-up of force joint by joint as you go throughout the arm, nearly a doubling of force on the control cables. That’s why with only a wrist on the end of a stick, they end up needing one millimeter diameter control cables to drive their arms. We’ve fully decoupled that motion. It enables us have nine degrees of freedom per arm, but not just that, we’re actually using half millimeter diameter, slippery polymer cables, so that we can then get rid of all the pulleys so that we can then move toward polymer parts. We lower the costs significantly. I mean, the benefits of this are really cascading.

<<Joe Mullings, Interviewer>>

And would you be able to give us some guidance as to when we move into regulatory pathways, clinical pathways, and maybe even our first in human type of scenario, would you be able to share that?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, so our first in-human will actually be once we are cleared through the regulatory pathway. So we’ll be filing for 510(k) Clearance in later 2023. Most of the next two, two and a half years are about finalizing the design, really the kind of the rough edges around our product, getting it out through the FDA clearance pathway. We have breakthrough designation from the FDA.

<<Joe Mullings, Interviewer>>

And for our viewers, breakthrough designation puts you on a more clear path and a less onerous, but still the overview. It doesn’t lessen the overview, but it clears out some of the obstacles in the way.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. More than anything, it provides support from FDA senior leadership. Essentially it means that the FDA has reviewed what we’re doing in detail and determined that they believe that based on the fundamentals of the technology – that will have a clinical benefit where nobody else has succeeded. So because of that, they’re willing to work closely with us to really help us get through the pathway, to make sure our device is safe and effective and get it to market as quickly as possible. And they also provide a number of reimbursement benefits as well, once we’re on market.

<<Joe Mullings, Interviewer>>

Once you’re on market. Yeah. And we hear a lot about footprints, right? Smaller footprint, bigger footprint, six arm robots on a bed, our ORs that big, any competitive advantage to your platform in regards to moving it in, moving it out, storing it, getting it through a door.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I think you hit one of the biggest advantages of all, right. It’s because we have so much motion inside of the body. So much capability inside of the patient. We no longer need these huge machines outside of the patient. So essentially we go from the legacy surgical systems that are four gigantic industrial robotic arms that are incredibly expensive, difficult to move, difficult for set up. We go down to one, primarily non robotic support system that holds this from the outside. Plus a surgeon workstation like the console, like legacy systems have as well. And the advantage of that is it fits through a normal door, can move from OR to OR, can even get into ambulatory surgical centers because of a combination of the lower cost basis that comes from getting rid of those giant industrial robotic arms, combined with the portability and mobility of the system.

<<Joe Mullings, Interviewer>>

And so the partner you have now, you mentioned distribution network, the ability, certainly the Asian market is enormous, an opportunity as well as sort of patient population. Share a little bit about that. What are you looking forward to over the next 24, 36 months with that relationship?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, so I think the next few years are really about, setting us up, getting us through that regulatory pathway, helping look at ways that we can accelerate the pathway in Asia as well, and set up those partnerships and distribution channels in Asia. And then outward from there after our initial US launch, we’ll be looking to our partners at D8, to really help build out those channels. And they’ve already made some amazing connections, help us drive some of the strategy that we’ll be able to start moving some of those timelines to the left, in ways that we’re really excited about.

<<Joe Mullings, Interviewer>>

You had mentioned earlier, you’ve been involved in this for seven plus years. What is the one thing today that you know, that you wish you would have known earlier in that seven year journey? Can you think of anything?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

One thing, I mean, there are a lot of lessons learned here. I think conviction is very important. I’ll say one of the biggest though is what we were talking about half an hour ago, which was the idea that you really, as we grow, we’re over a hundred people now and growing rapidly, it becomes increasingly important to just hire incredible people and lean on them, right. Focus on enabling them, providing them the resources that they need and stay out of their way to some degree, right? You provide the guidance, the vision, the direction for the company and the resources that they need. And that’s part of why I’m so personally proud of the transaction that we have, we’ll be able to put over 400 million on our balance sheet and really have all the resources that we need all the way through clearance and commercialization.

<<Joe Mullings, Interviewer>>

I love the fact that contextually is one of the younger, certainly powerfully emerging CEOs in the health tech, med tech world, to gain that wisdom early enough in your career really pays dividends. So I’m happy to hear that for you and it’ll help with recruiting too.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. I appreciate that. I will say we obviously have some good partners in recruiting, so it’s always helpful to have that as well.

<<Joe Mullings, Interviewer>>

Yeah. So you’re at LSI, you just raised substantial amount of money. You got a lot of work ahead of you. What made you come to this conference today?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

It’s a good question. I mean, I think the answer is the connections, the people that are here, right. It’s a kind of the same answer for any great conference that’s well-organized, brings out the right people. I’m really excited for the panel that we’re going to have about funding startups, and really proud to get to talk on that as well, along with some other amazing startup CEOs and excited to get to share the company story further.

<<Joe Mullings, Interviewer>>

Yeah. It’s one that most weren’t aware of until the last two years or so. So it’s really come to the forefront and I’m excited for you for the timing on it as well.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. You mean, this conference is one that? Yeah, it’s a conference that’s been very much emerging in its own way. And I’d say everybody seems to be here. Plus, I mean, it’s the first big in-person conference. How could I miss that?

<<Joe Mullings, Interviewer>>

That’s true. Well, I appreciate your time coming out and spending it. I know you’re incredibly busy and sharing the Vicarious story.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much, Joe. I really appreciate as well.

<<Joe Mullings, Interviewer>>

You got it. Thanks man. Appreciate.

<<Joe Mullings, Interviewer>>

Joe Mullings, LSI Conference. Be well.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.